Eskala, Inc.

**Consolidated Financial Statements
and Independent Auditor's Report**

December 31, 2021 and 2020

CohnReznick

ADVISORY • ASSURANCE • TAX

Eskala, Inc.

Index

Independent Auditor's Report

To the Board of Directors
Eskala, Inc.

Opinion

We have audited the consolidated financial statements of Eskala, Inc., which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2021 and the period from October 16, 2020 (inception) through December 31, 2020, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Eskala, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period from October 16, 2020 (inception) through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Eskala, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Eskala, Inc.'s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Eskala, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Eskala, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

CohnReznick LLP

Los Angeles, California
February 28, 2023

Eskala, Inc.

Consolidated Balance Sheets
December 31, 2021 and 2020

<u>Assets</u>

	2021	2020
Current assets		
Cash and cash equivalents	$ 361,148	$ 613,460
Due from related parties	239,652	-
Notes receivable short-term, net	1,170,082	-
Total current assets	1,770,882	613,460
Notes receivable long-term, net	139,077	-
Computers and equipment	673	-
Total assets	$ 1,910,632	$ 613,460

<u>Liabilities and Stockholders' Equity</u>

	2021	2020
Current liabilities		
Accounts payable and accrued expenses	$ 24,414	$ -
Accounts payable, related party	580,089	2,204
Accrued payroll liabilities	26,838	-
Total current liabilities	631,341	2,204
Line of credit	250,300	-
Total liabilities	881,641	2,204
Commitments and contingencies		
Stockholders' equity		
Common stock	178	59
Additional paid-in capital	2,306,787	614,941
Stock subscription receivable	(376,001)	-
Accumulated deficit	(901,973)	(3,744)
Total stockholders' equity	1,028,991	611,256
Total liabilities and stockholders' equity	$ 1,910,632	$ 613,460

See Notes to Consolidated Financial Statements.

Eskala, Inc.

Consolidated Statements of Operations
Year Ended December 31, 2021 and the Period from October 16, 2020 (inception)
through December 31, 2020

	2021	2020
Income		
Interest	$ 76,965	$ -
Operating expenses		
Payroll and related expenses	252,481	-
Grants to related parties	349,608	-
Administrative expenses, related party	284,083	-
Other operating expenses	59,877	3,744
Total operating expenses	946,049	3,744
Foreign currency transaction loss	14,676	-
Loss before income taxes	(883,760)	(3,744)
Income tax expense	14,469	-
Net loss	$ (898,229)	$ (3,744)

Eskala, Inc.

**Consolidated Statements of Stockholders' Equity
Year Ended December 31, 2021 and the Period from October 16, 2020 (inception)
through December 31, 2020**

	Common stock		Stock subscription receivable	Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount				
Initial issuance of common stock	587,954	$ 59	$ -	$ 614,941	$ -	$ 615,000
Net loss	-	-	-	-	(3,744)	(3,744)
Balance December 31, 2020	587,954	59	-	614,941	(3,744)	611,256
Issuance of common stock	1,074,477	107	-	1,550,896	-	1,551,003
Stock subscription receivable	-	-	(376,001)	-	-	(376,001)
Common stock issued for compensation	115,888	12	-	140,950	-	140,962
Net loss	-	-	-	-	(898,229)	(898,229)
Balance December 31, 2021	1,778,319	$ 178	$ (376,001)	$ 2,306,787	$ (901,973)	$ 1,028,991

See Notes to Consolidated Financial Statements.

Eskala, Inc.

Consolidated Statements of Cash Flows
Year Ended December 31, 2021 and the Period from October 16, 2020 (inception) through December 31, 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (898,229)	$ (3,744)
Adjustment to reconcile net loss to net cash used in operating activities		
Shares of common stock issued for compensation	140,962	-
Depreciation	163	-
Bad debt expense	679	-
Changes in operating assets and liabilities		
Due from related parties	(239,652)	-
Accounts payable and accrued expenses	24,414	-
Accounts payable, related party	577,885	2,204
Accrued payroll and related expenses	26,838	-
Net cash used in operating activities	(366,940)	(1,540)
Cash flows from investing activtiеs		
Notes receivable	(1,309,838)	-
Purchase of equipment	(836)	-
Net cash used in investing activities	(1,310,674)	-
Cash flows from financing activties		
Borrowings on the line of credit	250,300	-
Proceeds from the issuance of common stock	1,175,002	615,000
Net cash provided by financing activities	1,425,302	615,000
Net (decrease) increase in cash and cash equivalents	(252,312)	613,460
Cash and cash equivalents, beginning	613,460	-
Cash and cash equivalents, end	$ 361,148	$ 613,460
Supplemental disclosure of cash flow information		
Cash paid for taxes	$ 14,469	$ -
Supplemental disclosure non-cash investing and financing transactions		
Stock subscription receivable	$ 376,001	$ -

See Notes to Consolidated Financial Statements.

Eskala, Inc.

Notes to the Consolidated Financial Statements
December 31, 2021 and 2020

Note 1 - Business activity and summary of significant accounting policies

Business activity
Eskala, Inc. ("Eskala") was incorporated October 16, 2020 as a Delaware Public Benefit Corporation and operates in the United States and works with other related entities throughout the world. Eskala serves as a holding company with a wholly-owned subsidiary in Honduras. Eskala Honduras ("EH") was incorporated in Honduras on December 22, 2020. The accompanying consolidated financial statements include the accounts of Eskala and EH (collectively, the "Company"). The Company's primary source of revenue is through its local subsidiary. The Company is in the process of establishing operations in Panama and Nicaragua. EH started making loans and micro investments into rural community banks and providing rural banks with technical support and training in Honduras in fiscal year 2021.

On January 1, 2021, the Company entered into a partner agreement with Global Brigades Logistics, S.A. ("GBLSA"), an affiliate of Global Brigades, Inc. ("GB"), where the Company will execute community bank lending programs in rural communities of Honduras to increase access capital in under-resourced areas. GBLSA will facilitate the execution of international development programs in Honduras. At the commencement of the agreement and for the duration of the agreement GBLSA agrees to maintain a bank account at a financial institution mutually agreed upon where a representative of the Company will have secondary signing privileges, full access, and account monitoring. On a discretionary basis, the Company will provide funding to GBLSA. Loans financed by the Company shall be issued by GBLSA unless the Company directs, with the mutual agreement of GBLSA, the rights and obligations of any and all loans be assigned to another entity nominated by the Company and each borrower consents. GBLSA agreed to collect any and all principal and interest payments payable for loans financed by project funds on or after July 1, 2020 and maintain all collected interest. Upon the Company opening a bank account in the Republic of Honduras, GBLSA will transfer principal payments and proceeds from interest payments to the Company less any outstanding service fees and/or administrative fees owed to GBLSA.

On May 31, 2021, Eskala Ventures, S.A. was incorporated in Panama and is a wholly-owned subsidiary of the Company. During 2021, the wholly-owned subsidiary was transferred to a related party.

Basis of accounting
The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Principles of consolidation
The consolidated financial statements include the accounts of Eskala and EH. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents
The Company considers all highly-liquid instruments with an original maturity of three months or less when acquired to be cash equivalents. Cash and cash equivalents consist of cash held in bank deposit accounts. At times, such amounts may exceed federally insured limits.

Notes receivable
As of December 31, 2021 and 2020, the Company had notes receivables of $1,309,159 and $0, respectively, for loans to local community banks. As of December 31, 2021 there are no past due notes receivable. The Company has reviewed loans not yet collected and reserved for amounts that

are determined uncollectible. The Company has a rating scale for the loans based on an aging and payments of the loan. A percentage is applied as an allowance based on the loan rating. As of December 31, 2021 and 2020, allowances for doubtful accounts were $679 and $0, respectively.

Notes receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. They are classified as notes receivable on the balance sheets. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status. There were no deferred loan fees at December 31, 2021 and 2020. Interest rates on loans range from 1.33 percent to 1.83 percent per month and have maturities from six months to four years.

Income on nonaccrual loans is subsequently recognized only to the extent that cash is received, and the loan's principal balance is deemed collectible. Loans are designated as non acccrual loans when principal or interest is past due 90 days based on the contractual terms of the loan.

Notes receivable that are due within one year of the balance sheet date are classified as short-term on the balance sheet and notes receivable that are due one year after the balance sheet date are classified as long-term on the balance sheet.

Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the estimated useful life of the assets. As of December 31, 2021, property and equipment totaled $836 and accumulated depreciation totaled $163. During the year ended December 31, 2021 and 2020, the Company recorded depreciation expense of $163 and $0, respectively, of depreciation expense.

Accounts payable and accrued expenses
Accounts payable and accrued expenses are recorded on an accrual basis for the amounts due for benefits received.

Revenue recognition
As of December 31, 2021 and 2020, the Company recognized revenue as $76,965 and $0, respectively, for interest on loans. Interest revenue is recognized on the accrual basis monthly based on the balance of the loans.

Advertising and marketing costs
Advertising and related costs are expensed as incurred. Advertising costs for the years ended December 31, 2021 and 2020, were $10,800 and $0, respectively.

Stock-based compensation
Equity awards are granted to management, employees, and nonemployees of the Company. Management assessed the classification of its stock-based compensation arrangements under ASC Topic 480, Distinguishing Liabilities from Equity and ASC Topic 718, Stock Compensation, and determined all stock-based compensation awards to be equity classified.

All stock-based compensation is recognized in the consolidated financial statements based on the grant-date fair value of the awards, using an option pricing model under the calculated value approach. Costs are recognized over the requisite service period beginning at the earlier of the service inception or the grant date. The Company elected to recognize forfeitures when they occur. Management obtains third-party valuations that incorporate a market-driven approach and the Black-Scholes option pricing model on an annual basis to value stock option awards. Fair value determined by the Black-Scholes model varies based on assumptions used for the expected life, expected stock price volatility and risk-free interest rates. Management estimates the fair value of awards granted using the implied volatility of common stock of similar entities. The expected life of options granted represents the period of time for which the options are expected to be outstanding. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the date of grant. Management's assumptions may change for future grants.

Common stock issued to employees and consultants in exchange for service is recorded in payroll expenses and equity.

Foreign currency translation
The consolidated financial statements of the subsidiary are translated into United States dollars, using current and historical exchange rates, as appropriate. The functional currency is the Honduran lempira. The foreign currency translation amount is immaterial at December 31, 2021 and 2020. Gains and losses on transactions recorded using Honduran lempira are recorded in the consolidated statements of operations.

Income taxes
Income taxes are recognized for the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets are recognized for the future tax consequence of transactions that have been recognized in the Company's consolidated financial statements or tax returns. A valuation allowance is provided when it is more likely than not that some portion or all the deferred tax asset will not be realized.

The Company has no unrecognized tax benefits at December 31, 2021. The Company was initially formed on October 16, 2020 and, as a result, the Company's federal and state income tax returns since 2020 are open for examination. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

When necessary, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the balance sheets.

For the year ended December 31, 2021 and 2020, there was $14,469 and $0 provision for income taxes, respectively.

The Company has approximately $590,000 of federal net operating losses, resulting in a deferred tax asset of $124,000. The entire asset is fully reserved by the valuation allowance for a net deferred tax asset of $0.

Use of estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated the impact of subsequent events through February 28, 2023. which is the date the consolidated financial statements were available to be issued.

Note 2 - Related party transactions

On January 1, 2021, the Company entered into a shared services agreement with GB, where the Company pays for administrative expenses on a quarterly basis.

As of December 31, 2021 and 2020, the Company had advances of $239,652 and $0, respectively, due from two related parties. Advances due from GBLSA were $153,153 and advances due from Global Brigades USA, Inc. (Nicaragua operations), a wholly owned subsidiary of GB, were $86,499. As of December 31, 2021 and 2020, $580,089 and $0, respectively, are payable to GB.

As of December 31, 2021 and 2020, GB owns 735,548 and 587,984 shares of common stock in the Company, of which $276,001 and $0 is recorded as a stock subscription receivable, respectively (see Note 4).

For the year ended December 31, 2021 and 2020, the Company provided grants to related parties of $349,608 and $0, respectively. For the year ended December 31, 2021 and 2020, the Company incurred fees to GB for administrative expenses of $284,083 and $0, respectively.

Note 3 - Line of Credit

On November 10, 2021, the Company entered into a line of credit with Beneficial State Bank for $350,000. The line of credit matures on November 10, 2025 and the interest rate is the U.S. prime rate (3.25% at December 31, 2021). Payments of all unpaid accrued interest are due monthly. The principal and any remaining unpaid accrued interest are due on the maturity date. As of December 31, 2021, the Company had outstanding principal and interest of $250,300.

Note 4 - Stockholders' equity

As of December 31, 2021 and 2020, the Company was authorized to issue 10,000,000 shares of common stock under the 2020 Stock Plan (the "2020 Plan"). All shares have a $.0001 par value. As of December 31, 2021 and 2020, 1,778,319 and 587,954 shares of common stock were issued and outstanding, respectively. As of December 31, 2021 and 2020, there were stock subscription receivables of $376,001 and $0, respectively. Of the $376,001 of stock subscription receivable $276,001 was from a related party (see Note 2) and $100,000 was from an investor.

Note 5 - Share-based compensation

Stock Options

In 2020, the Company established the 2020 Plan. The purpose of the 2020 Plan is to secure for the Company and its shareholders the benefits arising from capital stock ownership by employees, officers, and directors of, and consultants or advisors to, the Company and its parent and subsidiary corporations who are expected to contribute to the Company's future growth and success. The maximum number of shares that can be granted under the 2020 Plan is 1,500,000, all of which can be issued as a incentive stock options ("ISO") and nonqualified stock option ("NQSO"). Under the 2020 Plan, receipts, recipients may be awarded either ISO or NQSO options to purchase the Company's common stock. The common stock has a par value of $0.0001. The options become exercisable over various time frames, ranging from three to four years, depending on the grant agreement. As of December 31, 2021, 410,091 options had been granted at an exercise price of $1.11, of which 150,000 options are ISO and 260,091 are NQSO. As of December 31, 2020, no options had been granted. The fair value of all options granted in fiscal year 2021 was $1.11. Stock compensation expense related to stock options was not material for 2021 and 2020. As of December 31, 2021, 18,761 stock options had vested and 391,330 stock options were unvested.

The fair value of options is based on the estimated fair value using a Black Scholes option pricing model. The estimated fair value of options granted in 2021 was $0.382 per share, based on a Black-Scholes pricing model using the following inputs:

A description of the assumptions used to develop the above inputs is as follows:

Volatity	30.00%
Risk-free interest rate	1.46%
Expected term	7
Dividend yield	0.00%

Volatility: The volatility was determined based on the volatility of similar companies operating in the Company's comparable industry.

Risk-free interest rate: The risk-free interest rate was set based on the US treasury yield curve rate as of the date that the options were granted.

Expected term: The expected term is based on the Simplified Method as permitted for private companies, which is the average of the vesting period and the contractual term of the option agreement. There is not currently any history of exercise of cancellations on post option grants made.

Dividend yield: The rate was set at 0.00% as the Company does not expect to pay any dividends on Common Stock.

Stock option activity for the period from January 1, 2021 to December 31, 2021, is as follows:

	Shares outstanding	Weighted average exercise price
Balance - January 1, 2021	-	$ -
Granted	410,091	1.11
Exercised	-	-
Cancelled or forfeited	-	-
Balance - December 31, 2021	410,091	$ 1.11

As of December 31, 2020, no stock options were granted, exercised, cancelled, or forfeited. The weighted average remaining vesting life of the outstanding options was 3.52 years at December 31, 2021. As of December 31, 2021 unrecognized compensation was $149,488, which will be recognized through 2025. Subsequent to year end, 289,591 of the options were forfeited which will reduce the unrecognized compensation by $110,624.

Restricted stock

As of December 31, 2021, 422,182 shares under the 2020 Plan shares were issued as restricted stock to employees and consultants. As of December 31, 2020, no restricted stock had been issued. These shares are based on a vesting schedule that vests over four years, one fourth each year starting on the grant date and thereafter if the employees and consultants have continuous service with the Company. As of December 31, 2021, 115,888 shares had vested at $1.11 a share. No shares were issued as of December 31, 2020. The fair value of all restricted stock was $1.11 a share. For the year ended December 31, 2021 and for the period from October 16, 2020 (inception) through December 31, 2020, $136,733, and $0, respectively, is recorded as compensation expense. As of December 31, 2021, unrecognized compensation cost related to unvested awards totaled $331,889. As of December 31, 2021, 123,183 restricted shares had vested and 298,999 shares were unvested. No restricted stock were exercised, forfeited or expired in fiscal year 2021. The weighted-average period over which this remaining compensation cost will be recognized is 2.83 years.

Note 6 - Warrants

On November 10, 2021, the Company entered into a common stock purchase warrant agreement with a shareholder, granting the shareholder the right to acquire up to 13,369 shares of common stock at the exercise price of $0.0001 per share. The common stock purchase warrant shares are to vest as follows: one fourth of the total shares shall vest on November 10, 2021 and then one fourth every year after for three years on November 10th. No common stock purchase warrant shares were issued as of December 31, 2020. The common stock purchase warrant agreement expires on November 10, 2028. For the year ended December 31, 2021, the Company has recorded compensation of $4,229. As of December 31, 2021, unrecognized compensation cost related to unvested common stock purchase warrant totaled $10,611. As of December 31, 2021, 3,810 restricted shares had vested and 9,559 shares were unvested. The weighted-average period over which this remaining compensation cost will be recognized is 2.86 years.

Note 7 - Concentration of credit risk

The Company maintains cash accounts with established commercial banks. Such deposits periodically exceed the Federal Deposit Insurance Corporation (the "FDIC") insured limit of $250,000 for each account. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties. As of December 31, 2021, there were no losses incurred with respect to excess amounts over the FDIC insured limits.

As of December 31, 2021, notes receivable from two customers represented 50% of the Company's notes receivable balance.

Note 8 - Commitments and contingencies

In March 2020, the coronavirus that causes COVID-19 was declared a global pandemic by the World Health Organization, which has caused business disruption domestically in the United States, the area in which the Company primarily operates. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this uncertainty. Therefore, while this matter may negatively impact the Company's financial condition, statement of operations, or cash flows, the extent of the financial impact and duration cannot be reasonably estimated at this time.

Note 9 - Subsequent events

On January 20, 2022, 53,476 shares of common stock were issued to a third party in the amount of $100,000. On January 25, 2022, 53,476 shares of common stock were issued to a third party in the amount of $100,000. On March 23, 2022, 53,476 shares of common stock were issued to a third party in the amount of $100,000. On May 25, 2022, 53,476 shares were issued to a third party in the amount of $100,000.

On March 3, 2022, 289,591 stock options were forfeited. The awards were originally granted on November 11, 2021 with an exercise price of $1.11.

On April 27, 2022, a restricted stock award of 15,000 shares of common stock was issued to a consultant.

On September 21, 2022, the Company entered into a credit agreement with Kiva Microfunds for a secured revolving line of credit in the amount of $200,000 to be used to disburse loans in Honduras. The line of credit is secured by the Company's assets and bears no interest. Commencing on September 21, 2022, periodic minimum payments are due monthly until paid in full. The line of credit matures on September 21, 2025.

